UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

Optimal Group inc.
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1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
980160833                              |0-28572
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1(d) ADDRESS OF ISSUER              STREET

3500 De Maisonneuve Blvd. West, 2 Place Alexis-Nihon
Suite 1700
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1(d)      CITY                       STATE                  ZIP CODE

Westmount                           Quebec                  H3Z 3C1
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
514                      |738-8885
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Mitchell A. Garber
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

                                       Officer
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2(d) ADDRESS                        STREET

5 Chemin Granville
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2(d)      CITY                       STATE                  ZIP CODE

Hampstead                            Quebec                   H3X 3A9
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Class A        CIBC World Market Corp.            39,000        20.719       23,122,522         09/01/05           Nasdaq
Shares         300 Madison Avenue
               New York NY
               10017
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Class A    09/01/05  Exercise of               Optimal Group, Inc.        39,000                09/01/05    276,900 US
Shares               Stock Option
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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                Amount of       Gross
Name and Address of Seller      Title of Securities Sold        Date of Sale    Securities      Proceeds
----------------------------------------------------------------------------------------------------------
Mitchell A. Garber                  Class "A" shares             10/08/2005      67,500       1,350,000.00
5 Chemin Granville          ------------------------------------------------------------------------------
Hampstead                           Class "A" shares             10/08/2005         100           2,004.00
Quebec                      ------------------------------------------------------------------------------
H3X 3A9                             Class "A" shares             10/08/2005         400           8,028.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         500          10,005.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         500          10,070.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         400           8,076.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005       1,000          20,300.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         100           2,031.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         500          10,175.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         500          10,185.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005        2200          44,902.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005         100           2,042.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005        1200          24,528.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005       3,000          61,380.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             10/08/2005      11,800         236,118.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005       4,000          80,000.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005       3,500          70,035.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005         100           2,002.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005        2300          46,115.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005         100           2,006.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005       3,500          70,245.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             11/08/2005         300           6,042.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005      33,900         678,000.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005       4,800          96,048.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005       6,000         120,120.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005       1,500          30,045.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005       5,700         114,228.00
                            ------------------------------------------------------------------------------
                                    Class "A" shares             12/08/2005         500          10,025.00
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REMARKS:

The sales to be made pursuant to this Form 144 will be effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on July 14, 2005, and the representation set out below regarding the sellers knowledge of material information speaks as of that plan adoption date.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


August 31, 2005                         /s/ Mitchell A. Garber
-----------------------------------     ----------------------------------------
      (DATE OF NOTICE)                             (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).